SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Hungarian Telephone and Cable Corp.
                                (Name of Issuer)

                   Common Stock, par value U.S.$.001 per Share
                         (Title of Class of Securities)

                                    445542103
                                 (CUSIP Number)

                                 Torben V. Holm
                                     TDC A/S
                           (formerly Tele Danmark A/S)
                                  Norregade 21
                           0900 Copenhagen C, Denmark
                               Tel: (45) 3399 8050
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2002
             (Date of Event Which Requires Filing of This Statement)

                       ----------------------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                               Page 1 of 5 Pages

                         (Continued on following pages)

-----------------------------                        ---------------------------

CUSIP No.  445542103                  13D                      Page 2 of 5 Pages

-----------------------------                        ---------------------------


----------- --------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            TDC A/S (formerly Tele Danmark A/S)
----------- --------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [_]
                                                                       (b)   [_]
----------- --------------------------------------------------------------------
3.          SEC USE ONLY
----------- --------------------------------------------------------------------
4.          SOURCE OF FUNDS
            WC
----------- --------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]
----------- --------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OR ORGANIZATION
            Denmark
---------------------- --------- -----------------------------------------------
                       7.        SOLE VOTING POWER
                                 3,865,302 Shares of Common Stock
  NUMBER OF SHARES     --------- -----------------------------------------------
BENEFICIALLY OWNED BY  8.        SHARED VOTING POWER
   EACH REPORTING                N/A
    PERSON WITH        --------- -----------------------------------------------
                       9.        SOLE DISPOSITIVE POWER
                                 3,865,302 Shares of Common Stock
                       --------- -----------------------------------------------
                       10.       SOLE DISPOSITIVE POWER
                                 N/A
---------------------- --------- -----------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,302 Shares of Common Stock
----------- --------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES N/A                                                       [_]
----------- --------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.9%
----------- --------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON
            CO, HC
----------- --------------------------------------------------------------------



                               Page 2 of 5 Pages

     This Amendment No. 3 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S, the "Filing Person") relates to the ownership by the Filing Person of the Common Stock, par value U.S. $.001 per Share (the "Shares") of Hungarian Telephone and Cable Corp. (the "Issuer"). This Amendment No. 3 amends and supplements the Schedule 13D of the Filing Person filed on July 15, 1997, as amended by Amendment No. 1 and Amendment No. 2 thereto (the "Schedule 13D"). Except as set forth below, the information in the Schedule 13D remains as stated therein and is incorporated herein by reference. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On July 31, 2002, the Filing Person acquired an additional 1,285,714 Shares of the Issuer pursuant to a stock purchase agreement dated July 31, 2002 (the "Stock Purchase Agreement") between the Filing Person, as buyer, and the Danish Investment Fund for Central and Eastern Europe, as seller (the "Seller"). The aggregate consideration for such shares was $11,979,000.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the fifth paragraph of such Item:

     The Stock Purchase Agreement, pursuant to which the Filing Person acquired 1,285,714 Shares of the Issuer, was entered into following the Seller's delivery to the Filing Person of a notice to exercise a put option (the "Put Option") with respect to the Shares. The Seller and the Filing Person had entered into a Shareholders' Agreement, dated as of May 11, 1999, which provided, among other things, for certain call and put arrangements with respect to the Shares, including the Put Option. The arrangements with respect to the Put Option provided that, upon receipt of a notice by the Seller to exercise its Put Option with respect to the Shares, the Filing Person was required to purchase the Shares within 30 days. On July 1, 2002, the Filing Person received such irrevocable notice of exercise of the Put Option and therefore is acquiring the Shares accordingly.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

     (a)-(b) The Filing Person beneficially owns 3,865,302 Shares of the Issuer. Such Shares constitute approximately 31.9% of the outstanding Shares of the Issuer. The Filing Person has the sole power to vote and dispose of all such Shares.

     To the knowledge of the Filing Person, none of the persons identified in Schedule A beneficially owns any Shares of the Issuer.

     Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:


                               Page 3 of 5 Pages

     (c) Other than the transaction stated above, neither the Filing Person nor, to the knowledge of the Filing Person, any person identified in Schedule A, has effected any transaction in the Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of Schedule 13D is hereby amended and supplemented by deleting the following:

     Concurrently with the Stock Purchase Agreement, the Filing Person entered into a Shareholders' Agreement with the Investment Fund for Central and Eastern Europe (the "Fund"), dated May 11, 1999 (the "Shareholders' Agreement") pursuant to which the Filing Person granted the Fund certain rights to put 1,285,714 shares in the Issuer to the Filing Person and the Fund granted the Filing Person an option to purchase such shares all in the circumstances and at the prices set forth in the Shareholders' Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT DESCRIPTION

1.   The Stock Purchase Agreement




                               Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          ---------------------------------------------------
                                                (Date)

                                         /s/: Torben V. Holm
                          ---------------------------------------------------
                                             (Signature)

                                 Torben V. Holm/Senior Vice President
                          ---------------------------------------------------
                                             (Name/Title)











                               Page 5 of 5 Pages